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Terminal 76 Brewing Co. is not accepting investment.

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Terminal 76 Brewing Co.

Brewery

Ronkonkoma, NY 11779
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Terminal 76 Brewing Co. is seeking investment to launch the buildout of our brewery and taproom for the Long Island community.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Terminal 76 Brewing Co. is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Special Thank You Invest $500 or more to qualify. 15 of 15 remaining

You will receive a Terminal 76 branded hat & t-shirt as well as an opportunity to meet the owners 1 on 1. Your first pint is on us!

Private Tour & Tasting Invest $1,000 or more to qualify. 10 of 10 remaining

You will receive a private tour of the brewery plus a custom flight of our opening beers

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OUR STORY

Terminal 76 Brewing Company is bringing Suffolk County and the surrounding Long Island area a unique brewery experience that commemorates Long Island's special history in aerospace and flight while serving award-winning craft beer, cider and more.

Co-owned and operated by a military veteran
Terminal 76 Brewing Company - the "76" pays respect to 1776 - the year our amazing nation earned it's freedom
We will have 12 taps featuring 8 rotating beers, 2 rotating hard ciders and 2 special options varying from hard seltzers to a holiday beer or cider, so patrons will have an array of options to choose from
With our exclusive "Brew-Your-Own" experience, patrons are guided through the entire brewing process while creating a beer they will be able to take home and share with family and friends.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Steve Chouinard
Head of Business Operations / Head Brewer

Steve has 15 years of experience in the aerospace manufacturing industry, fifteen years of experience in managing a home-based business and leading a small team behind him, as well as five years as a homebrewer.

Justin Cramer
Head of Brewery Management / Co-brewer

Justin is an Army veteran of 5 years, earned his business management degree from Farmingdale State University and has worked in program management for an aerospace company for the last 7 years. Justin has joined Steve in homebrewing for the last 5 years as well.

This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

The majority of our offerings will be named after popular aircraft and aviation/military terms. As cans and bottles are released, their labels will provide a small summary as to the history of the aircraft/term

B-2 Stealth Bomber: Our Vanilla Milk Stout. A stealth aircraft carrying a heavy bomb load - 6.2% ABV
F/A-18 Super Hornet: Our Belgian Tripel with honey. The aircraft that the Blue Angels demonstration team fly - 8.5% ABV
Red Arrows: Our award-winning Irish Red Ale. The Red Arrows are the European demonstration team (the Blue Angels in Europe) - 6.3% ABV
Ryeconnaissance: Our Rye IPA - "Reconnaissance" is a military observation of a region to locate an enemy - 7.2 %
Among many other styles including New England/Hazy IPAs and seasonal specials
This is a preview. It will become public when you start accepting investment.
THE "BREW-YOUR-OWN"

A first of it's kind on Long Island. Located in a private room within the brewery, one of our certified brewers will guide you and your party through the entire brewing process and then you get to take home your beer at the end! We provide the knowledge, equipment, ingredients and clean up at the end.

YOU select the style and flavors
YOU do the actual brewing
YOU name your beer, bottle and take your beer home
Perfect for date night, birthdays, guys/girls night, bachelor/bachelorette parties or just because!
This is a preview. It will become public when you start accepting investment.
JANUARY 2018
Began Homebrewing and R&D

With a vision of a brewery in mind, we began homebrewing and testing recipes

APRIL 2018
1st "Release Event"

Knowing we needed a dedicated customer base, we began quarterly release events offering our beer to the public for free tastings

DECEMBER 2020
COVID-19

When the world took pause, our dreams did not. We took this time to plan, build and launch our website and webshop. Along with additional R&D and work on our business plan.

MAY 2021
Trademark

We began filings to trademark our logo and name

SEPTEMBER 2021
Incorporated

We officially filed and incorporated Terminal 76 Brewing Company as an LLC

AUGUST 2022
Capital Raise

This is where we are now. We have a proven catalog of recipes and increasing customer demand. This raise will help us secure our location as well as the additional loan we need for the balance of our initial start-up and ultimately open our doors.

This is a preview. It will become public when you start accepting investment.
Q&A
Where are you located?

We have not nailed down a building just yet - we are looking to secure a location nearby Islip's MacArthur Airport.

I'm not a big beer person, what else do you offer?

We make our own hard cider from local New York apples as well as our own hard seltzers.

I'm gluten free and can't drink beer.

No problem! We will always have 2-3 rotating hard ciders and hard seltzers that are gluten free.

Where can I try your beer now?

We will be pouring samples at multiple beer festivals coming soon. Please follow our social media to see where we are going to be!

Where are you located?

We have not nailed down a building just yet - we are looking to secure a location nearby Islip's MacArthur Airport.

I'm not a big beer person, what else do you offer?

We make our own hard cider from local New York apples as well as our own hard seltzers.

I'm gluten free and can't drink beer.

No problem! We will always have 2-3 rotating hard ciders and hard seltzers that are gluten free.

Where can I try your beer now?

We will be pouring samples at multiple beer festivals coming soon. Please follow our social media to see where we are going to be!

Where are you located?

We have not nailed down a building just yet - we are looking to secure a location nearby Islip's MacArthur Airport.

I'm not a big beer person, what else do you offer?

We make our own hard cider from local New York apples as well as our own hard seltzers.

I'm gluten free and can't drink beer.

No problem! We will always have 2-3 rotating hard ciders and hard seltzers that are gluten free.

Where can I try your beer now?

We will be pouring samples at multiple beer festivals coming soon. Please follow our social media to see where we are going to be!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Brewery Space Buildout $100,000
Equipment $17,500
Mainvest Compensation $7,500
Total $125,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $349,654 $524,481 $875,883 $919,678 $947,267
Cost of Goods Sold $97,690 $146,535 $244,713 $256,948 $264,656
Gross Profit $251,964 $377,946 $631,170 $662,730 $682,611

EXPENSES

Rent $36,000 $36,900 $37,822 $38,767 $39,736

Utilities $6,000 $6,150 $6,303 $6,460 $6,621

Salaries $30,000 $45,000 $75,149 $78,906 $81,273

G&A $46,587 $47,751 $48,944 $50,167 $51,421

Operating Profit $133,377 $242,145 $462,952 $488,430 $503,560

This information is provided by Terminal 76 Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Terminal 76 Public Financial Projections.xlsx

TERMINAL 76 BREWING CO. BUSINESS PLAN.docx

Investment Round Status

Target Raise $125,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends July 21st, 2022

Summary of Terms

Legal Business Name Terminal 76 Brewing Co.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 4%-8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

No operating history

Terminal 76 Brewing Co. was established in September, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Terminal 76 Brewing Co.'s fundraising. However, Terminal 76 Brewing Co. may require additional funds from alternate sources at a later date.

Other outstanding debt or equity

After a successful Mainvest raise, Terminal 76 Brewing Co. will be seeking additional funding of $425,000 sourced primarily from an SBA Bank Loan and will be senior to any investment raised on Mainvest. In addition to the Terminal 76 Brewing Co.'s future debt and the debt raised on Mainvest, Terminal 76 Brewing Co. may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Terminal 76 Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Terminal 76 Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Terminal 76 Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Terminal 76 Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Terminal 76 Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Terminal 76 Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Terminal 76 Brewing Co.. Furthermore, if the founders or other key personnel of Terminal 76 Brewing Co. were to leave Terminal 76 Brewing Co. or become unable to work, Terminal 76 Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Terminal 76 Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Terminal 76 Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Terminal 76 Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Terminal 76 Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Terminal 76 Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Terminal 76 Brewing Co.'s financial performance or ability to continue to operate. In the event Terminal 76 Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Terminal 76 Brewing Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Terminal 76 Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Terminal 76 Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Terminal 76 Brewing Co. will carry some insurance, Terminal 76 Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Terminal 76 Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Terminal 76 Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Terminal 76 Brewing Co.'s management will coincide: you both want Terminal 76 Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Terminal 76 Brewing Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Terminal 76 Brewing Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Terminal 76 Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Terminal 76 Brewing Co. or management), which is responsible for monitoring Terminal 76 Brewing Co.'s compliance with the law. Terminal 76 Brewing Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Terminal 76 Brewing Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Terminal 76 Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Terminal 76 Brewing Co., and the revenue of Terminal 76 Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Terminal 76 Brewing Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Terminal 76 Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Terminal 76 Brewing Co. isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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